Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I’m an Appraiser on the acquisitions team here at Masterworks.

Our latest offering is a painting by the Color Field artist, Helen Frankenthaler. In 2021, Frankenthaler’s auction turnover totaled over $20 million, ranking her among the top 100 of all artists.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 100 examples of Frankenthaler’s works from around the world, many of which are priced in excess of $3 million. Of these examples, this is the second we have selected to be offered on the Masterworks platform.

The current offering is titled “xTxextxhxyxsx” and was completed by the artist in 1981. The large-scale work reflects Frankenthaler’s engagement with abstract forms and has been included in prominent exhibitions. The Painting was formerly in the collection of the late billionaire, art collector and businessman, William Louis-Dreyfus.

In recent years, Frankenthaler’s market has seen a renewed interest from collectors with her top five auction records set in just the past three years.

As of October 2022, examples similar to the Painting have sold in excess of $2 million at auction. “Eye of the Storm” (1984), sold for $2.5 million in an online sale through Sotheby’s in October of 2021. “Scorpio” (1987), which features similar organic forms seen in the Painting, sold for the equivalent of $1 million at Phillips, Hong Kong in November of 2019, and “Galileo” (1989), which is slightly larger than the Painting, sold for nearly $1 million at Sotheby’s, New York in May of 2017.

Between January of 2000 and February 2019, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 13.9%.